                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                           UNIGRAPHICS SOLUTIONS INC.
                                (Name of Issuer)

                      CLASS B COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   904928108
                                 (CUSIP Number)

                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                               Plano, Texas 75024
                                 (972) 604-6000

                                    copy to:

                                Andrew M. Baker
                               Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                              Dallas, Texas 75201
                                 (214) 953-6500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | x |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 904928108
--------------------------------------------------------------------------------
1)  Name of Reporting Persons:    Electronic Data Systems Corporation

    I.R.S. Identification Nos. of Above Persons (entities only):   75-2548221
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [  ]
    (b)  [  ]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)
    WC
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e) [  ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
               7)   Sole Voting Power
                    31,265,000
Number of      ------------------------------------------
Shares         8)   Shared Voting Power
Beneficially        0
Owned by       ------------------------------------------
Each           9)   Sole Dispositive Power
Reporting           31,265,000
Person With    ------------------------------------------
               10)  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     31,265,000
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)  [  ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     100%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     CO
-----------------

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ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Schedule 13D") relates to the Class B Common Stock, par value $.01 per share ("UGS Class B Common Stock"), of Unigraphics Solutions Inc., a Delaware corporation ("UGS"). The address of UGS' principal executive offices is 13736 Riverport Drive, Maryland Heights, Missouri 63043.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Electronic Data Systems Corporation ("EDS") pursuant to Rule 13d-1(e) to reflect a change in the information previously reported on EDS' Schedule 13G filed with the Securities and Exchange Commission on January 5, 1999. This Schedule 13D is being filed in connection with EDS' offer to purchase all of the issued and outstanding shares of UGS Common Stock as announced on May 23, 2001.

     EDS is a leading global services company that provides strategy, implementation and hosting for clients managing the business and technology complexities of the digital economy. EDS is incorporated under the laws of the State of Delaware. The address of EDS' principal business and principal office is 5400 Legacy Drive, Plano, Texas 75024.

     (a) - (c); (f) Schedule I attached hereto (which is incorporated herein by
                    ----------
reference) contains a list of the directors and executive officers of EDS and includes the following information with respect to each director and executive officer of EDS:

     (1)  name;

     (2)  business address;

     (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (4)  citizenship.

     (d) - (e) During the last five years, neither EDS, nor, to the knowledge of EDS, any of the persons listed on Schedule I hereto, (i) has been convicted
                                     ----------
in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Any funds necessary for the proposed transaction described in Item 4 below will be paid out of EDS' working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     On May 23, 2001, EDS issued a press release stating that it will make an offer to purchase (the "Offer") all of the outstanding shares of UGS Class A Common Stock, $.01 par value per share (the "UGS Class A Common Stock" and, together with the UGS Class B Common Stock, the "UGS Common Stock"), at $27.00 per share. EDS currently owns 100% of

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the outstanding shares of UGS Class B Common Stock and none of the outstanding
UGS Class A Common Stock. EDS intends to make the Offer through a wholly-owned subsidiary (the "Acquisition Subsidiary") that will be incorporated prior to the date of the commencement of the Offer. Following the completion of the Offer, EDS will contribute all shares of UGS Class B Common Stock to the Acquisition Subsidiary and the Acquisition Subsidiary will be merged with and into UGS (the "Merger"). UGS will be the surviving corporation in the Merger and will exist as a wholly-owned subsidiary of EDS. Shareholders who do not tender their shares of UGS Common Stock during the Offer would also receive $27.00 per share of UGS Common Stock in cash for their shares in the Merger. The Merger would also require approval of UGS's board of directors and shareholders; provided, however, that if the holders of 90% of the outstanding UGS Class A Common Stock tender their shares to EDS in the Offer, the Merger could be effectuated through a short form merger in Delaware and no director or shareholder approval would be required.

     Completion of the Offer and the Merger will be subject to a number of conditions that may include: (a) the execution of a definitive agreement satisfactory to the parties, (b) receipt of opinions from investment bankers that the transaction is fair from a financial point of view to the shareholders of UGS, (c) filing appropriate disclosure and other necessary or appropriate documents with the SEC, and any other agencies or regulatory bodies, (d) obtaining any necessary or appropriate approvals and consents from governmental agencies or authorities, (e) obtaining the approval of the special committee to be appointed by UGS' Board of Directors and the UGS' board of directors (f) satisfying any other conditions or prerequisites to the transaction, and (g) doing any and all other things that may be necessary or appropriate to conclude the transaction.

ITEM 5.   INTEREST IN SECURITIES OF UGS.

     The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

     (a) Neither EDS nor any subsidiary affiliate of EDS nor any of the persons listed on Schedule I beneficially owns any shares of UGS Common Stock,
                    ----------
          except as set forth herein. To the knowledge of EDS, the executive officers and directors of EDS beneficially own 8,000 shares of UGS Class A Common Stock in the aggregate, all of which are owned by Paul
          J. Chiapparone.

          Although certain directors and executive officers of EDS are also directors and officers of UGS, all such persons disclaim beneficial ownership of the Shares owned by EDS.

     (b) Each of EDS and Mr. Chiapparone has the sole power to vote and dispose of the Shares each such person owns.

     (c) Except as described in Item 4 hereof, no transactions in the UGS Common Stock were effected by EDS, or, to the knowledge of EDS, any of the persons listed on Schedule I hereto, during the 60-day period
                                ----------
          preceding May 23, 2001.

     (d)  Not applicable.

     (e)  Not applicable.

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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF CIRCLE.

     Except as set forth in this Schedule 13D, to the knowledge of EDS, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and
                                                          ----------
between such persons and any person, with respect to any securities of UGS, including, but not limited to, transfer or voting of any of the securities of UGS, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of: June 4, 2001.      Electronic Data Systems Corporation



                              By: /s/ D. Gilbert Friedlander
                                  ------------------------------------------
                                    D. Gilbert Friedlander
                                    Senior Vice President and General Counsel

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                                   SCHEDULE I

     The name and present principal occupation of each director and executive officer of Electronic Data Systems Corporation ("EDS") are set forth below. The business address for each person listed below, unless otherwise indicated, is Electronic Data Systems Corporation, 5400 Legacy Drive, Plano, Texas 75024. To EDS' knowledge, all executive officers and directors listed on this Schedule I
                                                                    ----------
are United States citizens.

Name                         Title/Present Principal Occupation
---------------------------  -----------------------------------------------------------
Richard H. Brown             Chief Executive Officer and Chairman of the Board of
                             Directors of EDS.  Mr. Brown's business address is 5400
                             Legacy Drive, H2-7W-40, Plano, Texas, 75024.

William M. Daley             Director.  Vice Chairman and Senior Managing Director of
                             Evercore Partners Inc.  Mr. Daley's business address is 65
                             East 55th Street, 33rd Floor, New York, New York, 10022.

Roger A. Enrico              Director.  Vice Chairman of PepsiCo Inc.  Mr. Enrico's
                             business address is 700 Anderson Hill Rd., Purchase, New
                             York, 10577.

C. Robert Kidder             Director.  Chairman and Chief Executive Officer of Borden,
                             Inc.  Mr. Kidder's business address is 180 East Broad
                             Street, Columbus, Ohio, 43215.

James A. Baker, III          Director.  Senior Partner of Baker Botts LLP and a Senior
                             Counselor of The Carlyle Group, a merchant banking firm.
                             Secretary Baker's business address is One Shell Plaza, 910
                             Louisiana Street, Houston, Texas 77002-4995.

Judith Rodin                 Director.  President of the University of Pennsylvania, as
                             well as a professor of psychology and of medicine and
                             psychiatry at the university.  Dr. Rodin's business
                             address is 100 College Hall, Philadelphia, Pennsylvania,
                             19104.

William H. Gray, III         Director.  President and Chief Executive Officer of The
                             College Fund/UNCF.  Mr. Gray's business address is 8260
                             Willow Oaks Corporate Drive, Fairfax, Virginia, 22031.

Ray J. Groves                Director.  Chairman of Legg Mason Merchant Banking, Inc.
                             Mr. Groves' business address is 787 Seventh Ave., 26th
                             Floor, New York, New York, 10019.

Jeffrey M. Heller            Director and Vice Chairman. Mr. Heller oversees operation
                             of EDS' six global industry groups and its

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
Name                         Title/Present Principal Occupation
---------------------------  -----------------------------------------------------------

                             corporate support functions. Mr. Heller's business address is 5400 Legacy Drive, H2-7W-20, Plano,
                             Texas, 75024.

Ray L. Hunt                  Director.  Chairman of the Board, President and Chief
                             Executive Officer of Hunt Consolidated Inc. and Chairman
                             of the Board and Chief Executive Officer of Hunt Oil
                             Company. Mr. Hunt's business address is 1445 Ross Ave.,
                             20th Floor, Dallas, Texas 75202.

Paul J. Chiapparone          Executive Vice President - Operations of EDS.

James E. Daley               Executive Vice President and Chief Financial Officer of
                             EDS.

Douglas L. Frederick         President of EDS' Information Solutions line of business.

John McCain                  President of EDS' E.solutions line of business.

Kim McMann                   President of EDS' Business Process Management line of
                             business.

Dietmar Ostermann            Chief Executive Officer of A.T. Kearney.

Troy W. Todd                 Executive Vice President - Leadership and Change
                             Management of EDS.

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